VENECREDIT SECURITIES, INC.

(a wholly-owned subsidiary of VBT Holdings, Ltd.)

Miami, Florida

(S.E.C. I.D. No. 8-53425)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2022

VENECREDIT SECURITIES, INC.

(a wholly-owned subsidiary of VBT Holdings, Ltd.)

Miami, Florida

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2022

CONTENTS

VENECREDIT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2022
Expressed in US Dollars $

ASSETS	
Cash and cash equivalents	$ 147,805
Deposit with Pershing (restricted)	100,000
Receivables from Pershing	211,699
Securities owned, at fair value	5,299,569
Prepaid expenses and other assets	306,522
Income tax receivable	78,425
Net deferred tax asset	55,781
Right-of-use asset	1,045,075
Total Assets	**$ 7,244,876**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued commission expense (related party)	$ 146,537
Accrued expenses and other liabilities	102,388
Lease liabilities	1,171,456
Total Liabilities	1,420,381
Stockholder’s equity	
Common stock, $1 par value; 1,000,000 shares, authorized 1,000,000 shares issued and outstanding	1,000,000
Retained earnings	4,824,495
Total Stockholder’s Equity	5,824,495
Total Liabilities and Stockholder’s equity	**$ 7,244,876**

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2022
Expressed in US Dollars $

Revenues:	
Commissions	$ 826,656
Administrative fees	585,200
Advisory fees	383,682
Interest income	63,469
Principal transactions	(1,409,265)
Other income	284,611
	734,353
Expenses:	
Compensation and benefits	729,540
Commission expense – related parties	643,572
Professional services	127,646
Clearing fees	119,671
Occupancy	167,556
Insurance	109,116
Other	129,716
	2,026,817
Income/(loss) before income taxes	(1,292,464)
Deferred tax benefit	(304,518)
Current tax expense	46,552
Net income/ (loss)	$ (1,034,498)

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2022
Expressed in US Dollars $

	Common stock	Retained earnings (restated)*	Total
Balance at December 31, 2021	$1,000,000	$ 5,858,994	$ 6,858,994
Net income / (loss)	-	(1,034,498)	(1,034,498)
Balance at December 31, 2022	**$1,000,000**	**$4,824,496**	**$5,824,496**

*See Note 10 – Restatement for details.

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2022
Expressed in US Dollars $

Cash flows from operating activities		
Net income/(loss)	$	(1,034,498)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Deferred income tax		(304,518)
Non cash lease expense		129,128
Changes in assets and liabilities		-
Receivables from Pershing		926,684
Securities owned at fair value		363,292
Prepaid expenses and other assets		(174,113)
Income tax receivable		42,973
Accrued commission expense (related party)		(24,715)
Accrued expenses and other liabilities		18,548
Lease liabilities		(142,531)
Net cash used in operating activities		(199,750)
Cash and cash equivalents and restricted cash at beginning of year		447,555
Cash and cash equivalents and restricted cash at end of year		247,805
Supplemental disclosure:		
Income taxes paid, net of refunds		3,580
Cash and cash equivalents and restricted cash reconciliation		
Cash and cash equivalents		147,805
Deposit with Pershing (restricted)		100,000
	$	247,805

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. ("the Company") was formed in May 2001 and is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, Ltd. The Company offers traditional securities transaction and brokerage services to its customers. The Company clears all of its security transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York ("Pershing"). The Company is a member of and is regulated by the Financial Industry Regulatory Authority ("FINRA").   The Company primarily operates in the United States (primarily in the state of Florida) and Venezuela.

Basis of Presentation: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand, restricted cash, amounts due from depository institutions, and highly liquid investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Trading Assets: The Company engages in trading activities for its own account. Securities, that are held principally for resale in the near term, are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income. Realized and unrealized gains and losses on securities owned, at fair value, are recorded as Principal Transactions in the Statement of Operations,

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis. See Note 9.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts.   The margin balances **as of December 31, 2022 were $442,647.** In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity**.**

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables, payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 3. Fair value estimates involve uncertainties and matters of significant judgement regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: As of December 31, 2022, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. At times these amounts exceed federally insured limits. The Company also engages in trading activity with various counterparties that are mostly financial institutions in the United States. As more fully disclosed in Note 3, the Company has a trading security portfolio with significant concentration risk in fixed income securities (corporate bonds) and mutual funds. Management believes there is no significant risk of loss or counterparty risk on these financial instruments and mutual funds.

Most of the Company's business activity is with customers domiciled in Venezuela. Therefore, the Company's exposure to any future credit and liquidity risks is significantly affected by changes in the economy and political stability of Venezuela.

Transfers of Financial Assets: In accordance with ASC Topic 860, Transfers and Servicing, transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes: Income taxes are accounted for in accordance with ASC Topic 740, Income Taxes, under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2022.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are included in income tax expense in the accompanying statement of operations.

Receivables from Pershing: Receivables from Pershing represent cash held on account available for future trades.

Expressed in US Dollars $

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases: Lease liabilities and right-of-use assets are accounted for under ASC Topic 842, Leases. Lease liabilities are recognized based on the present value of the future lease payments over the lease term at the lease commencement date. Right-of-use asset is recognized at cost, which consists of the amount of the initial measurement of the lease liability, any lease payments made to the lessor at or before the commencement date, less any lease incentives received, and any initial direct costs incurred by the lessee. As the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments. See Note 6.

Financial Instruments – Credit Losses: ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified receivables from clearing broker as impacted by ASC 326. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including receivables from clearing broker, utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables from clearing broker is not significant until they are 120 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2022.

Subsequent Events: The Company has evaluated subsequent events through April 14, 2023, which is the date these financial statements were available to be issued.

NOTE 2- FULLY- DISCLOSED CLEARING AGREEMENT

In 2001, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2022, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in the statement of financial condition as deposit with Pershing (restricted). Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

Expressed in US Dollars $

NOTE 3 – TRADING ASSETS AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2022, securities owned were as follows:

US Corporate Bonds:	
AMERICAN EXPRESS CO	$ 389,628
GOLDMAN SACHS GROUP INC – 01/22/23	10,991
GOLDMAN SACHS GROUP INC – 07/08/24	445,459
HSBC HOLDINGS PLC	199,198
STANDARD CHARTERED PLC	49,978
MORGAN STANLEY	29,545
GENERAL MTRS FINL CO INC	407,966
CVS HEALTH CORP – 12/05/23	39,544
CVS HEALTH CORP – 08/15/24	139,291
COMCAST CORP	39,405
WALT DISNEY CO	157,379
MONDELEZ INTL INC	38,586
WALGREENS BOOTS ALLIANCE INC	9,750
AETNA INC NEW FXD	98,946
THOMSON REUTERS CORP	109,223
	2,164,888
Equities:	
TESLA	39,171
META PLATFORMS INC CL A	33,695
GLOBAL X FDS FINTECH THEMATIC ETF	45,142
	118,008
Mutual Funds:	
AMG YACKTMAN FUND CLASS I	563,636
BBH SELECT SERIES LARGE CAP FUND I	1,295,821
MSIF GROWTH A	248,822
MSIF INCEPTION A	171,259
	2,279,538
Limited Partnership:	
BBH CAPITAL PARTNERS V	**737,135**
TOTAL SECURITIES OWNED, AT FAIR VALUE	**$ 5,299,569**

As of December 31, 2022, the Company had invested a total of $939,153 in BBH Capital Partners V, L.P. and the fair value of the investment is estimated at $737,135. The Company still has a commitment to invest an additional $60,847 in this Limited Partnership that will be made at the discretion of the investment manager of BBH Capital Partners V, L/P.. For purposes of the computation of Net Capital pursuant to Rule 15c3-1 this investment is treated as a non-allowable asset.

Expressed in US Dollars $

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values.

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of equity securities and mutual funds as of December 31, 2022 are determined by obtaining quoted market prices (Level 1).

The fair values of corporate bonds as of December 31, 2022 are determined by obtaining quoted market prices that are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

The Company values limited partnership interest using the net asset value (¨NAV¨) as a practical expedient. The investment value is based on its proportionate share of the NAV provided by the third-party General Partner of the underlying limited partnership based on the most recent available financial statements. The terms of the investment generally preclude the ability to redeem the investment. Distributions from the investment will be received as the underlying assets in the limited partnership are liquidated, the timing of which cannot be readily determined.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Financial Assets at Fair Value
As of December 31, 2022

ASSETS	Level 1	Level 2	Level 3	Instruments measured at net asset value	Total
Financial Instruments owned:					
US Corporate Bonds	$ -	$ 2,164,888	$ -	$ -	$ 2,164,888
Equities	118,008	-	-	-	118,008
Mutual Funds	2,279,538	-	-	-	2,279,538
Limited Partnership	-	-	-	737,135	737,135
	$ 2,397,546	$ 2,164,888	$ -	$ 737,135	$ 5,299,569

NOTE 4 – FAIR VALUE (CONTINUED)

The investment in the limited partnership does not have a redemption frequency allowed. It is expected that the underlying assets of the Investment Partnership would be liquidated over three to four years.

The audited financial statements for BBH Capital Partners V, L.P. indicate that its investments are classified as Level 3 and its general partner (the "General Partner") uses multiple valuation techniques. Inputs are used in applying various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. An investment´s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes ¨observable¨ requires significant judgement by the General Partner. The General Partner considers observable data to be those market data which are readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the General Partner´s perceived risk of that investment.

All of the limited partnership investments have been classified within Level 3 as they have significant unobservable inputs, as they trade infrequently or not at all. Level 3 investments include common stock, subordinated notes, membership interests, escrow proceeds and other privately issued securities. When observable prices are not available for these investments, the General Partner uses one or more valuation techniques (e.g., the market approach or the income approach) for which sufficient and reliable data is available. Within Level 3, the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Inputs used also include the calculation of the Fund´s share escrow accounts related to prior investment sales and an analysis of the claims and potential claims against the escrow balance.

Under the market approach, the General Partner selects comparable public companies based on industry, size, and strategy and the calculates a trading multiple for each comparable company identified by dividing the total enterprise value of the comparable company by its earnings before interest, taxes, depreciation and amortization (EBITDA) or revenue.

The trading multiple then discounted for the considerations such as liquidity and differences between the comparable companies and the limited partnership´s portfolio companies based on company specific facts and circumstances. The average of the calculated multiples is then applied to the underlying portfolio company´s EBITDA or revenue to calculate the enterprise value of the underlying portfolio company. The enterprise value may be adjusted further for specific circumstances. A similar approach may be taken with regard to comparable company sales transactions to derive the portfolio company enterprise value. Under the income approach, the General Partner can alternatively derive a value of the portfolio company securities using a discounted cash flow analysis relative to the company´s future projected cash flows. The General Partner separately values the securities of the portfolio company using an ¨option value analysis¨ which is obtained by using Black Scholes model. In using this method, the General Partner may apply a dampening factor to the indicated volatility of the equity prices of the comparable companies. The General Partner then weights the values determined by the various methodologies in accordance with their relative applicability to the particular portfolio company to determine the ultimate estimated fair value.

The fair value measurement of Level 3 investments does not include transaction costs that may have been capitalized as part of the security´s cost basis. Assumptions used by the General Partner due to the lack of observable inputs may significantly impact the resulting fair value and therefore the limited partnership´s results of operations.

Expressed in US Dollars $

NOTE 5 - INCOME TAXES

The income tax benefit consists of the following for the year ended December 31, 2022:

	2022
Current tax expense (benefit)	
Federal	$ 53,601
State	(7,049)
Total current tax expense	46,552
Deferred tax expense (benefit)	
Federal	(238,430)
State	(66,088)
Total deferred tax benefit	(304,518)
Net income tax benefit	**$ (257,966)**

The actual income tax benefit for 2022 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 21% to loss before income taxes) as follows:

	2022	
	Amount	**Rate**
Federal taxes at statutory rate	$ (265,973)	21.0%
State income taxes, net of federal tax benefit	(54,479)	4.3%
Permanent differences	2,670	(0.2)%
Prior year true-up and other adjustments	59,817	(4.7)%
Net income tax benefit	**$ (257,965)**	**20.4%**

The Company’s deferred tax assets and liabilities are as follows at December 31:

	2022
Deferred tax assets	
Lease liability	$ 296,906
Net operating loss carryforward	41,483
Investment in partnership	69,756
Total deferred tax assets	408,145
Deferred tax liabilities	
Right of use asset	(264,875)
Unrealized gains on securities	(83,502)
Property and equipment	(3,987)
Total deferred tax liabilities	(352,364)
Net deferred tax asset	**$ 55,781**

NOTE 5 - INCOME TAXES (CONTINUED)

The Company has approximately $167,000 of Federal and $147,000 of State net operating loss carryforwards that are not subject to expiration. Their utilization is limited to 80% of the future taxable income of the Company.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets or liabilities, projected future taxable income and tax planning strategies in making this assessment. No valuation allowance against the deferred tax assets was deemed necessary at December 31, 2022.

The U.S. federal jurisdiction and Florida are the tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S federal or state tax examinations by tax authorities for years before 2019.

For the year ended December 31, 2022, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

Expressed in US Dollars $

NOTE 6 – LEASES

Lessee Arrangements

On May 28, 2019, the Company amended its office lease to extend its lease term for an additional 125 months commencing on January 1, 2020 and continuing through May 31, 2030.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original terms of 12 months or less (short-term lease) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. Right-of-use asset is recognized at cost, which consists of the amount of the initial measurement of the lease liability, any lease payments made to the lessor at or before the commencement date, less any lease incentives received, and any initial direct costs incurred by the lessee.

Right-of -use assets and lease liabilities by lease type, and the associated balance sheet classifications, are as follows:

Balance Sheet Classification	
Right-of-use assets	$1,045,075
Lease liabilities	$1,171,456

Estimated present value of future rent commitments under the non-cancelable operating lease at December 31, 2022 were as follows at an incremental borrowing rate of 1.88% per annum, adjusted at 0.16% per month:

Year ending	Undiscounted	Discounted
2023	144,000	111,570
2024	162,000	143,242
2025	167,000	150,858
2026	172,000	158,778
Thereafter	628,000	607,008
	1,273,000	1,171,456

Rent expense was $167,556 for the year ended December 31, 2022.

Expressed in US Dollars $

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. During 2022, the Company earned approximately $40,365 from commissions derived from trades involving these companies under the same control.

During 2022, the Company recorded an expense of $643,572 related to commission referrals to the Parent company, of which $146,537 is due to the Parent company as at December 31, 2022.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2022, the Company had net capital of $1,687,040 which was $1,587,040 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 22.25% at December 31, 2022.

NOTE 9 - REVENUES FROM CONTRACTS WITH CUSTOMERS

In accordance with ASC Topic 606, revenues are recognized when control of promised goods are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identifies the contract(s) with a customer; (ii) identifies the performance obligations in the contract; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations in the contract; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC Topic 606, the Company assesses the goods that are promised within each contract and identifies those that contain performance obligations, and assesses whether each promised good is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The following table summarizes the Company's revenue, disaggregated by type of services for the year ended December 31, 2022:

Type of Services	
Commissions Revenue	$ 826,656
Administrative Fees	585,200
Advisory Fees	383,682
Total Revenues from contracts with customers	$ 1,795,538

Expressed in US Dollars $

NOTE 9 - REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

The following is a description of revenues within the scope of ASC Topic 606:

Commission Revenue**:** Commission revenues include riskless principal transactions, commissions and mutual funds commission and trading. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade date with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Administrative Fee**:** Assessed to customer accounts related to continuing account services. The fee of $400.00 per quarter is charged in arrears directly to the customer's account, at which time the performance obligation has been fulfilled. The administrative fee is comprised of various fees directly incurred by the Company associated with foreign and domestic clearance/execution and other rebillable services. This structure is viewed as an at-will agreement under ASC 606. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Advisory Fees: The performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

The Company also did not have any material contract acquisition costs and did not make any significant judgements or estimates in recognizing revenue for financial reporting purposes.

NOTE 10 - RESTATEMENT

During the year ended December 31, 2022, errors were identified in accrued expenses and dividend income. These errors relate to prior year activity and were adjusted retrospectively in accordance with Accounting Changes and Error Corrections (ASC 250).

The following restatement was made to the statement of changes in stockholder's equity for the year ended December 31, 2021:

Equity	As previously stated	Adjustment	As restated
Retained earnings	$5,753,169	$105,825	$5,858,994

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
(SCHEDULE I)
December 31, 2022
Expressed in US Dollars $

Total stockholder's equity	$ 5,824,495
Deductions and/or charges	
Non-allowable assets from Statement of Financial Condition	
Cash and cash equivalents	(1,220)
Securities owned, at fair value	(2,453,036)
Prepaid expenses and other assets	(306,522)
Income tax receivable	(78,425)
Net deferred tax asset	(55,781)
Right-of-use asset	(1,045,075)
Total non-allowable assets	(3,940,059)
Net capital before haircuts on securities	1,884,434
Haircuts on securities	(197,396)
Net capital	**$ 1,687,040**
Aggregate indebtedness	
Items included in Statement of Financial Condition	
Accrued commissions – Related Parties	$ 146,537
Accrued expenses and other liabilities	102,387
Excess lease liabilities over right-of-use-asset	126,381
Total aggregate indebtedness	**$ 375,305**
Aggregate indebtedness to net capital	**22.25%**
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Net capital	1,687,040
Excess net capital	**$ 1,587,040**
Excess net capital at 100% (net capital less	
120% of minimum dollar net capital requirement)	**$ 1,387,040**

There are no material differences between the amounts presented above and the amounts presented in the Company's amendment April 13, 2023 unaudited FOCUS Part IIA filings.

VENECREDIT SECURITIES, INC
STATEMENT OF EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE II)

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.

Venecredit Securities Exemption Report

Venecredit Securities(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. & 240.17a-5). This Exemption Report was prepared as required by 17 C.F.R & 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provisions of 17 C.F.R & 240.15c3-3 (k)(2)(ii): Who as an introducing broker dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books pertaining thereto pursuant to the requirements of 17 C.F.R §240.17a-3 and §240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R & 240.15c3-3(k) throughout the most recent fiscal year without exception.

Venecredit Securities Inc.

I, Alvaro Frias, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Alvaro Frias
CEO/ Managing Director
April 14, 2023

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